UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K are incorporated by reference into (i) the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the SEC on February 19, 2020 and (ii) the registrant’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on July 31, 2020, Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC”) completed the acquisition of all of the outstanding shares of Class A common stock (the “TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% of TERP Shares owned by BEP and its affiliates (the “TERP Acquisition”).

Concurrent with closing of the TERP Acquisition, (i) an indirect subsidiary of Brookfield Asset Management Inc. (“Brookfield”) entered into a voting agreement with BEPC, which is a controlled subsidiary of BEP, giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and Brookfield Renewable Energy L.P. entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by BEP (collectively, the “TERP Voting Agreements”).

The transfer of control of TerraForm Power to BEPC, a controlled subsidiary of BEP, in connection with the TERP Voting Agreements was accounted for as a reorganization of entities under common control and consequently BEP’s annual consolidated audited financial statements have been updated to reflect the consolidation of TerraForm Power as of October 17, 2017, the date that TerraForm Power and BEP came under the common control of Brookfield.

Accordingly, BEP is providing new consolidated audited financial statements and related notes with retrospective adjustments that give retrospective effect to the TERP Acquisition and include the results of operations and financial position of TerraForm Power for all periods presented in BEP’s Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 28, 2020 and as thereafter amended on March 18, 2020 (the “BEP 2019 Form 20-F”).

Included herein as Exhibit 99.1 are the recast consolidated audited financial statements and related notes of BEP as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019 (the “Audited Consolidated Financial Statements”). The Audited Consolidated Financial Statements update “Item 18. Financial Statements” in the BEP 2019 Form 20-F. Additionally, included herein as Exhibit 99.2 is Management’s Discussion and Analysis (the “Management’s Discussion of Analysis”), which relates to the Audited Consolidated Financial Statements and updates “Item 5. Operating and Financial Review and Prospects” in the BEP 2019 Form 20-F. Further, included herein as Exhibit 99.3 is Selected Financial Data, which is derived from the Audited Consolidated Financial Statements and updates “Item 3.A Selected Financial Data” in the BEP 2019 Form 20-F.

As this Report on Form 6-K is being filed only for the purpose described above, the other information in the BEP 2019 Form 20-F remains unchanged. No attempt has been made in this Report on Form 6-K to modify or update disclosures in the BEP 2019 Form 20-F except for the items noted above and as described above. Information within the BEP 2019 Form 20-F not affected by this Report on Form 6-K is unchanged and reflects the disclosure made at the time of the filing of the BEP 2019 Form 20-F. Accordingly, this Report on Form 6-K should be read in conjunction with the BEP 2019 Form 20-F.

Exhibit Index

Exhibit	Description

99.1	Audited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Selected Financial Data

99.4	Consent of Ernst & Young LLP, dated November 20, 2020

99.5	Amended and Restated Business Acquisition Report of Brookfield Renewable Partners L.P. dated November 20, 2020.

99.6	Press Release, dated November 20, 2020

99.7	Form 52-109F1 – Certification of Interim Filings – CEO

99.8	Form 52-109F1 – Certification of Interim Filings – CFO

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: November 20, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary